FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA REPORTS THIRD QUARTER 2004 RESULTS

Mexico City, October 28, 2004 – Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the third quarter of 2004. ICA noted the following highlights:

•	Third quarter revenues rose 23 percent to Ps. 3,208 million, compared to Ps. 2,599 million recorded in the third quarter of 2003.
•

General and administrative expenses were 9 percent of sales. For the third quarter of 2004 the amount was Ps. 285 million, compared to Ps. 256 million in the same period of the prior year, an 11 percent increase.

•	Operating income for the third quarter of 2004 was Ps. 151 million, an improvement of Ps. 270 million compared to the operating loss of Ps. 119 million in the same period of 2003.
•

During the quarter, ICA was awarded new contracts and net contract additions of Ps. 2,613 million. ICA’s construction consolidated backlog as of September 30, 2004 was Ps. 15,311 million, equivalent to 16 months of work based on the volume of work executed in the third quarter of 2004.

•

The company obtained four working capital loans in a combined amount of US$ 70 million, equivalent to Ps. 795 million, for construction of four marine drilling platforms for the Ku-Maloob-Zaap fields. Each loan has a dollar denominated portion and a peso denominated portion. At September 30, 2004, Ps. 250 million of the credit facilities had been disbursed.

•

Standard & Poor’s raised ICA’s foreign currency corporate credit rating to BB- from CCC, and it’s domestic currency rating to MxBB+ from MxB. Standard & Poors’ noted that it would reconsider the credit rating once the liquidity of the company improved and debt refinancings had been concluded.

•

Total debt at the end of the third quarter was Ps. 7,420 million, an increase of Ps. 2,028 million compared to the Ps. 5,392 million recorded 12 months earlier. Excluding the debt of the El Cajón project, the company’s debt fell by Ps. 1,945 million during this period.

•

ICA recorded net income of majority interest, for the first time since the second quarter of 1998, of Ps. 38 million in the third quarter of 2004, compared to a loss of Ps. 592 million in the third quarter of 2003.

CONSOLIDATED RESULTS

Third Quarter 2004

(Ps. Million)	3Q2003	3Q2004	Change (%)

Revenues	2,599	3,208	23
Operating income	(119)	151	n.m.
Operating margin	(4.6%)	4.7%
EBITDA	(27)	301	n.m.
EBITDA margin	(1.0%)	9.4%
Net (loss) of majority interest	(592)	38	n.m.
Earnings per share (Ps.)	(0.95)	(0.02)
Weighted average shares outstanding (million)	621.56	1,865.05	200

n.m. = not meaningful

EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation.

ICA recorded third quarter revenues of Ps. 3,208 million, a 23 percent increase from third quarter 2003 levels. The El Cajón hydroelectric project accounted for 22 percent of total revenues and was 36 percent complete as of September 30, 2004. During the third quarter, revenues from Mexico represented 78 percent of total revenues. Revenues in foreign currency accounted for 72 percent of the total.

Third quarter costs of sales were Ps. 2,772 million, an increase of 13 percent compared to Ps. 2,462 million in the same period of 2003. The increase in operating costs reflected the increase in work volumes. Costs were 86 percent of sales, a decrease from 95 percent in the third quarter of 2003. ICA is in negotiations with the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel for El Cajón, in accordance with the guidelines published by the Federal Comptrollers Office. The Company formally requested, within the established deadlines and in the proper form, that the impact of the increased price of steel on the total project cost be recognized. ICA has made similar requests to other clients on other projects.

General and administrative expenses in the third quarter of 2004 totaled Ps. 285 million, 11 percent above the Ps. 256 million registered during the third quarter of 2003. General and administrative expenses included Ps. 44 million in expenses associated with the preparation of bid proposals for new projects, compared with Ps. 26 million recorded in the third quarter of 2003, which reflect a higher demand for construction services.

Operating income during the third quarter of 2004 was Ps. 151 million, a substantial improvement compared to the loss of Ps. 119 million recorded during the same quarter of 2003.

EBITDA generated in the third quarter of 2004 was Ps. 301 million, or 9.4 percent of revenues, representing an increase of Ps. 328 million over the Ps. -27 million in EBITDA generated in the third quarter of 2003. For the second quarter 2004, the EBITDA was Ps. 297 million, or 9.7% of revenues. EBITDA should not be considered as an indicator of free cash flow.

The integral cost of financing in the third quarter of 2004 was Ps. 22 million, compared to Ps. 153 million recorded in the third quarter of 2003, and consisted of the following:

(Ps. Million)	3Q2003	3Q2004

Interest Expense	128	67
Interest (Income)	(23)	(37)
Exchange (Gain) Loss	65	(4)
Monetary (Gain) Loss	(18)	(4)

Integral Financing Cost	153	22

The decrease in interest expense to Ps. 67 million in the third quarter of 2004 compared to Ps. 128 million in the same period of 2003 is the result of the repayment of short term, high interest rate debt, and the refinancing of long term debt at lower rates. There was an exchange gain of Ps. 4 million, compared to a Ps. 65 million exchange loss in the third quarter of 2003. The weighted average interest rate on debt was 6.4 percent during the quarter, compared to 9.9 percent during the 2003 period, taking into account interest expense included in the direct costs of financed projects.

During the third quarter, there was nonrecurring Other Income of Ps. 30 million, principally as a result of the sale of shares in a real estate development company in Huatulco, Oaxaca.

The tax provision in the third quarter of 2004 was Ps. 103 million, resulting entirely from deferred taxes.

ICA recognized a loss of Ps. 1 million from its investments in unconsolidated affiliates in the quarter, reflecting the results of Holding Dicomex, CIMA, SETA, and the Caruachi Hydroelectric Project in Venezuela.

ICA recorded net income of majority interest of Ps. 38 million in the third quarter of 2004, equivalent to Ps. 0.02 per share (US$ 0.01 per ADS) based on 1,865.05 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 592 million recorded in the third quarter of 2003, equivalent to a loss of Ps. 0.95 per share (US$ 0.50 per ADS), based on a weighted average of 621.56 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

(Ps. million)	3Q2003	3Q2004	Change (%)

Civil Construction
Revenues	452	1,141	153
Operating Margin	(23.3%)	4.7%
Industrial Construction
Revenues	1,218	1,087	(11)
Operating Margin	(3.4%)	0.4%
CPC-Rodio
Revenues	517	625	21
Operating Margin	3.4%	4.5%
Other Segments
Revenues	412	355	(14)
Operating Margin	2.4%	18.2%

Civil Construction revenues rose, principally as a result of work on the El Cajón hydroelectric project, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, work on the Toluca Airport, in the State of Mexico, and the Iztapalapa Hospital in Mexico City. The operating margin for the segment in the third quarter of 2004 was 4.7 percent, compared to a margin of -23.3 percent in the prior year period.

Industrial Construction revenues declined principally as a result of the completion of work on the May “A” and May “B” marine drilling platforms and the fact that recently contracted projects have not yet contributed a significant amount of revenue. The projects that contributed most to revenues were the marine drilling platforms for the Ku-Maloob-Zaap fields, the La Laguna II power plant in Coahuila, and the Altamira V power generation plant in Tamaulipas. The operating margin of 0.4 percent reflects Ps. 44 million in costs associated with the preparation of bid proposals for new industrial construction projects. In addition, a decrease in the pace of work on the Chicontepec oil field project reduced that project’s margins.

CPC-Rodio generated revenues of Ps. 625 million and an operating margin of 4.5 percent, reflecting the improvement in the margin for contracted work, primarily in Spain.

Third Quarter 2004 (Ps. Million)	Revenues	Operating Result	Operating Margin (%)

Total Other Segments	355	65	18.2
Real Estate and Housing	248	44	17.6
Infrastructure Operations	99	21	21.8
Others	8	(1)	(6.7)

Other Segments accounted for 11.1 percent of total revenues during the quarter.

Housing and Real Estate results primarily reflect the operations of the housing unit, ViveICA, which accounted for 87 percent of the segment’s revenues. ViveICA had total sales of 664 units during the quarter, compared to 627 units during the prior year period. Units are only reported as sold once title has been transferred. As a result in delays in completing title transfers, there are some 518 finished units in inventory pending completion of the sale process.

The real estate unit reported sales of Ps. 32 million, with a positive operating margin.

The segment had an operating profit of Ps. 44 million, with a margin of 17.6 percent.

Infrastructure Operations sales decreased to Ps. 99 million in the third quarter of 2004 compared to Ps. 129 million the third quarter of 2003, primarily as a result of asset divestments. The segment’s operating results were Ps. 21 million, with a 21.8 percent margin, compared to 3.3 percent during the third quarter of 2003.

Others include Ps. 8 million in revenue, reflecting two months results for Alsur, which was sold in August. There was an operating loss of Ps. 1 million, with a margin of -6.7 percent.

CONSTRUCTION BACKLOG

	Ps. Million	Months Construction Equivalent*

Balance, June 2004	15,551	16
New contracts and contract additions	2,613	3
Work executed	2,853	3

Balance, September 2004	15,311	16

* Months of work based on the volume of work executed in the third quarter of 2004.

ICA’s had new contract awards and net contract additions of Ps. 2,613 million during the quarter. The new projects added during the third quarter of 2004 included the third Reynosa cryogenic plant in Tamaulipas; the Convention Center, the widening to four lanes of the Tulancingo Boulevard, and the Contemporary Art Museum, all three in Pachuca, Hidalgo; and various Rodio projects in Spain and Portugal, among others.

At the end of the third quarter, projects in Mexico represented 95 percent of the total backlog, and public sector clients were 65 percent of the total.

El Cajón Hydroelectric Project

The following table summarizes the main financial statement accounts of the El Cajón Hydroelectric project included in ICA’s financial statements:

(Ps. Million)	IQ2004	2Q2004	3Q2004

Income Statement
Income	665	885	690
Operating Results	38	54	39
Operating Margin	6%	6%	6%
Balance Sheet

Total Assets	4,295	5,069	5,439
Cash and Cash Equivalents	877	753	440
Inventory	48	75	120
Other Current Assets	165	168	179
Total Current Assets	1,090	996	739
Long Term Assets	2,674	3,635	4,209
Long Term Accounts Receivables	1,512	2,436	3,042
Long Term Cash Investments	1,163	1,199	1,167
Total Liabilities	4,202	4,937	5,298
Current Liabilities	465	494	522
Long Term Liabilities	3,643	4,304	4,574
Other Liabilities	94	140	203
Equity	93	132	142

The El Cajón hydroelectric project was 36 percent complete as of September 30, 2004, and during the third quarter generated Ps. 690 million in revenues and Ps. 39 million in operating income, with a 6 percent operating margin.

In accordance with the new rules established by the Federal Comptrollers Office on May 21, 2004, ICA is in the process of presenting the necessary information to the Federal Electricity Commission (CFE) regarding recognition of increased prices for steel. It is expected that CFE will issue its resolution in the near term.

At the close of the third quarter, US$ 250.6 million in long term financing for the project has been disbursed, or 37 percent of the total financing amount of US$ 682.4 million from the syndicated loan and the 144A bond.

Total liabilities attributable to El Cajón were Ps. 5,298 million, of which 10 percent was short term and 90 percent long term. The syndicated loan is shown on ICA’s balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash received from the bond placement is recorded as a long term investment until it is used.

NINE MONTH CONSOLIDATED RESULTS

January – September

(Ps. Million)	Jan-Sep 2003	Jan-Sep 2004	Change (%)

Revenues	6,884	8,931	30
Operating income	(45)	291
Operating margin	(0.6%)	3.3%
EBITDA	227	846	273
EBITDA margin	3.3%	9.5%
Net (loss) of majority interest	(960)	(161)
Earnings per share (Ps.)	(1.54)	(0.09)
Weighted average shares outstanding (million)	621.56	1,859.72	199

Revenues increased 30 percent to Ps. 8,931 million in the first nine months of 2004 compared to Ps. 6,884 million in the same period of 2003. Operating income was Ps. 291 million, compared to an operating loss of Ps. 45 million in the same period of 2003.

EBITDA in the first nine months of 2004 reached Ps. 846 million, an increase of 273 percent compared to the Ps. 227 million in the first nine months of 2003. The operating margin for the period increased to 9.5 percent from 3.3 percent in the prior year period.

Net income of majority interest registered a loss of Ps. 161 million, compared to the loss of Ps. 960 million recorded in the same period of 2003. The loss per share in the first nine months of 2004 was Ps. 0.09 (US$ 0.05 per ADR), based on 1,859.72 million weighted average shares outstanding, compared to a loss per share of Ps. 1.54 (US$ 0.82 per ADR) based on 621.56 million weighted average shares outstanding during the first nine months of 2003.

BALANCE SHEET

(Ps. million; end of period)	3Q2003	3Q2004	Change (%)

Current assets	6,189	8,418	36
Of which: Cash and cash equivalents	1,745	2,252	29
Accounts receivable	1,975	2,982	51
Long term investments	4,829	8,277	71
Property, plant and equipment	1,322	1,111	(16)
Other long term assets	1,487	1,438	(0)
Total assets	13,826	19,289	40
Current liabilities	6,826	6,934	2
Long term liabilities	3,713	6,684	80
Total liabilities	10,539	13,618	29
Shareholders equity	3,288	5,672	73
Total liabilities and equity	13,826	19,289	40

As of September 30, 2004, ICA had cash and equivalents of Ps. 2,252 million, an increase of 29 percent compared to Ps. 1,745 million in September 30, 2003, primarily as a result of customer advances for the Altamira V power plant and the liquefied gas terminal, both in Tamaulipas. Of total cash and short term cash equivalents, 82 percent was in ICA’s joint venture subsidiaries: 60 percent in ICA Fluor, 20 percent in El Cajón, and 2 percent in Rodio. The remaining 18 percent of the total, or Ps. 405 million in cash, was held at the parent company or in other operating subsidiaries.

Short-term accounts receivable increased to Ps. 2,982 million as of September 30, 2004 from Ps. 1,975 million a year earlier, primarily as a result of the contracting mechanisms used by ICA. Collections are tied to meeting project completion milestones, since the contract terms do not provide for client advances. Accounts receivable related to such projects include Ps. 21 million for access roads to the El Cajón project, in the Civil Construction segment, and Ps. 1,224 million in the Industrial Construction segment made up by Ps. 482 million for the Chicontepec project, Ps. 509 million for the marine platforms for Pemex, and Ps. 233 million for other projects.

Long term investments on ICA’s balance sheet include the certifications for completed work on the El Cajón hydroelectric project, reflecting advances in the construction of the project, as well as long term investments, totaling Ps. 4,209 million.

Total liabilities increased to Ps. 13,618 million at the end of September 2004 from Ps. 10,539 million at the end of September 2003 as a result of the combined effect of the reduction of short and long term debt as well as the borrowing for El Cajón’s financing.

This increase also reflects the refinancing of short term debt to long term. In addition, the Industrial Construction segment has contracted Ps. 250 million in working capital financing for the Ku-Maloob-Zaap marine drilling platforms at the close of the third quarter.

Shareholders’ equity was Ps. 5,672 million as of September 30, 2004. The increase in capital compared to the prior year balance reflects the capital increase that was completed in the first quarter, as well as results during the first nine months of 2004.

Debt

Total debt at the end of the third quarter was Ps. 7,420 million, an increase of Ps. 2,028 million compared to the Ps. 5,392 million recorded 12 months earlier. Excluding the debt of the El Cajón project, the company’s debt fell by Ps. 1,945 million.

US$ 250.6 million of the El Cajón financing has been used by ICA.

(Ps. million)	3Q2003	3Q2004

Short Term Debt	2,157	1,202
Long Term Debt	3,235	6,218

Total Debt	5,392	7,420
Of which: El Cajón Project Debt	601	4,574
Total Debt, excluding El Cajón	4,791	2,846
Cash	1,745	2,252
Cash, excluding El Cajón	1,652	1,811

Net Debt	3,647	5,168
Net Debt, excluding El Cajón	3,139	1,035

Eighty-three percent of ICA’s total debt, or Ps. 6,171 million, corresponds to projects; 13 percent, or Ps. 933 million, was corporate debt; and 4 percent, or Ps. 316 million, is operating company debt.

As of September 30, 2004, 16 percent of ICA’s total debt matured in less than one year; 39 percent is securities debt; and 79 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

The current ratio as of the end of the third quarter of 2004 was 1.21, compared to 0.91 in the same period of 2003. The improvement is the result of the closing of the financing for the El Cajón hydroelectric project, the payment of the convertible bond, and the refinancing of short term debt. Part of ICA’s cash and cash equivalents has been allocated to obtain the letters of credit needed to guarantee ICA’s obligations, which has increasingly been required by clients.

The interest coverage ratio (EBITDA/net interest) was 3.83, compared to -0.26 in the same period of last year. The leverage ratio (total debt/equity) decreased to 1.31 in the third quarter, compared to 1.64 in the same period of 2003.

Divestments

During the third quarter of 2004, ICA carried out divestments of US$ 8.82 million, including:

•	The sale of shares in Alsur;

•	The sale of shares in a real estate company with operations in Huatulco, Oaxaca; and

•	Construction machinery.

CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Friday, October 29th at 9:00 a.m. (EST). In order to participate, please call (800) 475-2151 from the U.S. or +1 (973) 582-2710 internationally, 5 to 10 minutes before the scheduled time. The reference code is 5321012. A taped replay will be available until midnight on November 5th by calling (877) 519-4471 from the U.S. or +1 (973) 341-3080 internationally, with the same reference code.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of September 30, 2004 purchasing power. The exchange rate used for the conversion of amounts at September 30, 2004 was Ps. 11.36 per US dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

Three Tables Follow

	(Millions of Constant Pesos) Three Months Ended September 30				(Millions of Constant Pesos) Nine Months Ended September 30
	III-03	III-04		US Million	III-03	III-04		US Million
Net Sales	Ps. 2,599	Ps. 3,208		US$ 282	Ps. 6,884	Ps. $ 8,931		US$ 786
Cost of Sales	2,462	2,772		244	6,261	7,837		690
Gross Profit	137	436		38	623	1,094		96
Operating Expenses	256	285		25	668	803		71
Operating Income	(119)	151		13	(45)	291		26
Interest (Income)	(23)	(37)		6	(100)	(125)		21
Interest Expense	128	67		(3)	405	237		11
Loss (Gain ) in Foreign Exchange	65	(4)		(0)	63	(20)		(2)
Loss (Gain ) in Monetary Position	(18)	(4)		(0)	(48)	(4)		(0)
Total Financing (Gain) Cost	153	22		2	320	88		8
Income After Financing (Gain) Cost	(272)	129		11	(365)	203		18
Other (Income) Loss Net	104	(30)		(3)	110	66		6
Income Before Taxes and Employees’ Profit Sharing	(375)	158		14	(475)	138		12
Reserve for Taxes and Employees’ Profit Sharing	122	103		9	337	298		26
Net Income (Loss) After Taxes and Employees’ Profit Sharing	(498)	56		5	(812)	(161)		(14)
Share in Net Income (Loss) of Unconsolidated Affiliates	(120)	(1)		(0)	(166)	14		1
Income (Loss) in Discontinued Operations		-		-		-		-
Net Consolidated Income (Loss)	(617)	55		5	(978)	(147)		(13)
Net Income (Loss) of Minority Interest	(26)	17		1	(18)	14		1
Net Income (Loss) of Majority Interest	(592)	38		3	(960)	(161)		(14)
								799

EBITDA (Operating Income + DepreciatIon & Amortization)	(27)	301		26	227	846		74

						61882.4%
Primary: weighted average shares (millions)	621.56	1,865.05			621.56	1,859.72
EPS	(0.95)	-0.50	0.02	US$ 0.01	(1.54)	-0.82	(0.09)	US$ -0.05

Fully diluted; weighted average shares (millions)	659.14				659.14
EPS:	(0.90)	-0.47			(1.46)	-0.77

	(Millions of Constant Pesos) Three Months Ended September 30			(Millions of Constant Pesos) Nine Months Ended September 30
	III-03	III-04	US Million	2003	2004	US Million
Net Sales	Ps. 2,599	Ps.$ 3,208	US$ 282	Ps. 6,884	Ps.$ 8,931	US$ 786
Civil Constuctlon	452	1,141	100	1,194	3,165	279
Industrial Construction	1,218	1,087	96	3,199	3,127	275
Rodio	517	625	55	1,439	1,642	144
Total Construction	2,187	2,853	251	5,831	7,933	698

Housing & Real Estate	254	248	22	595	635	56
Infrastructure Operations	129	99	9	375	296	26
Other Segments	29	8	1	84	67	6
Total Other Segments	412	355	31	1,053	997	88

	III-03	III-04	US Million	2003	2004	US Million
Operating Income	(119)	151	13	(45)	291	26

Civil Constuctlon	(105)	54	5	(64)	193	17
Industrial Construction	(41)	4	(2)	(72)	(49)	-4
Rodio	18	28	33	57	49	4
Total Construction	(129)	86	21	(79)	193	17
			26
Housing & Reel Estate	8	44	26	(5)	41	4
infrastructure Operations	4	21	2	18	49	4
Other Segments	(2)	(1)	0	22	9	1
Total Other Segments	10	65	6	35	98	9
	III-03	III-04		2003	2004
Operating MargIns	-4.6%	4.7%		-0.6%	3.3%
Civil Constuctlon	-23.3%	4.7%		-5.4%	6.1%
Industrial Construction	-3.4%	0.4%		-2.3%	-1.6%
Rodio	3.4%	4.5%		3.9%	3.0%
Total Construction	-5.0%	2.7%		-1.2%	2.2%

Housing & Real Estate	3.0%	17.6%		-0.9%	6.4%
Infrastructure Operations	3.3%	21.8%		4.7%	16.4%
Other Segments	-7.7%	-6.7%		26.5%	13.7%
Total Other Segments	0.4%	2.0%		0.5%	1.1%

	(Millions of Constant Pesos) As of September 30
Condolidated Balance Sheet	2003	2004	US Million
Assets

Cash and Cash Equivalents	1,745	2,252	US$ 198
Trade and Contract Receivables	1,975	2,982	262
Inventories	1,345	1,513	133
Other Receivables	952	1,453	128
Other Current Assets	171	218	19
Total Current Assets	6,189	8,418	741
Investment in Concessions, Affiliated
Companies and Long-Term Receivables	4,829	8,277	729
Property, Plant and Equipment Net	1,322	1,111	98
Other Assets	1,487	1,483	131
Total	13,826	19,289	1,698
Liabilities and Stockholders’ Equity
Accounts Payable	1,123	1,325	117
Current Debt	2,157	1,202	106
Other Current Liabilities	3,545	4,406	388
Total Current Liabilities	6,826	6,934	610
Long-Term Debt	3,235	6,218	547
Other Noncurrent Liabilities	478	466	41
Total Liabilities	10,539	13,618	1,199
Stockholders’ Equity	3,288	5,672	499
Total	13,826	19,289	1,698

Current Ratio	0.91	1.21	1.21
Cash / Current Debt	0.81	1.87	1.87
Total Debt	5,392	7,420	653
Net Interest Coverage (EBITDA/Net Interest)	(0.26)	3.83	3.83
Leverage (Total Liabilities / Equity)	3.21	2.40	2.40
Leverage (Debt / Equity)	1.64	1.31	1.31

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance